UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Major Shareholder Notification

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

Holdings in Company
The Company has received the following notification as set out below without amendment.

Disclosure of acquisition or disposal of securities

Date: 20th January 2026

    From:
(Name and Identity or Registration Number of the person making the disclosure)

Name:	BlackRock, Inc.
ID/Registration No:	2886049
Concerning:
(Name and Registration Number of the regulated company whose securities are the subject of the disclosure)

Name:	ANGLOGOLD ASHANTI PLC
ID/Registration No:	14654651

The above person advises that it has

X	acquired

disposed of

a beneficial interest in securities of the company, such that the total of all beneficial interests of the securities of that class held by the person making the declaration are now 10.104 % of the total issued securities of the class.

Name and Title of person signing:

Jana Blumenstein, Director

ENDS

London, Denver, Johannesburg

23 January 2026

JSE Sponsor: The Standard Bank of South Africa Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 23 January 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary